UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,777,262,892.00	$228,911.46

*                                         Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 27,988,392 shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”) issued and outstanding as of November 27, 2013 as set forth in JOSB’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2013.

**                                  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014
Amount Previously Paid:	$21,629.43	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	February 24, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 24, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.  This Amendment is being filed on behalf of MW and the Purchaser.

The information set forth in the Offer to Purchaser, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.              The following sentence is hereby added at the end of the last paragraph under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with JOSB” and added at the end of the paragraph under the caption “The Men’s Wearhouse, Inc. v. Robert N. Wildrick, et. al., C.A. No._______” in Section 16 “Legal Proceedings.”

“Later on February 24, 2014, MW filed a motion for a temporary restraining order (“TRO”) to prevent consummation of the Eddie Bauer transaction. In response to the motion for a TRO, JOSB agreed to provide MW with 10 calendar days advance notice of the closing date of the Eddie Bauer transaction.  On February 25, 2014, the Court held a telephonic hearing on the TRO and MW’s motion for expedited proceedings.  The Court ruled that in light of JOSB’s concession that it would provide 10 days notice of any closing of the Eddie Bauer transaction, MW’s TRO application was moot.  The Court ruled that MW had alleged colorable claims under Delaware law, granted MW’s motion for expedited discovery,  and scheduled a preliminary injunction hearing for March 25, 2014.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(K)                                                Motion for Temporary Restraining Order in The Men’s Wearhouse, Inc. v. Robert N. Wildrick, et al., filed by MW in the Court of Chancery of the State of Delaware on February 24, 2014.

(a)(5)(L)                                                  Transcript of Oral Argument on Plaintiff’s Motion for Expedited Proceedings in The Men’s Wearhouse, Inc. v. Robert N. Wildrick, et al., before the Court of Chancery of the State of Delaware on February 25, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014

THE MEN’S WEARHOUSE, INC.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and Chief Financial Officer